SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 01 July 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                  BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2011

Name of applicant:		The Governor and Company of the Bank of Ireland
Name of scheme:		Sharesave Scheme (SAYE), Executive Stock Option Scheme (ESOS), Long Term Performance Stock Plan (LPTSP) and Long Term Incentive Plan (LTIP).
Period of return:	From:	1 January 2011	To:	30 June 2011
Balance of unallotted securities under scheme(s) from previous return:		SAYE: 4,798,777 ESOS: 8,146,405 LTPSP/LTIP: 1,859,390
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		None
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		None
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		SAYE: 4,798,777 ESOS: 8,146,405 LTPSP/LTIP: 1,859,390

Name of contact:	Nicola Coyle - Assistant Group Secretary
Telephone number of contact:	+ 353 76 6234760

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 01 July, 2011